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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 1-13205


                    KING POWER INTERNATIONAL GROUP CO., LTD.
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             (Exact name of registrant as specified in its charter)

                             27th Floor, Siam Tower
                           989 Rama I Road, Patumwan
                             Bangkok 10330 Thailand
                                 (662) 658-0020
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, $0.001 Par Value per Share
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)        [ ]          Rule 12h-3(b)(1)(ii)       [ ]
     Rule 12g-4(a)(1)(ii)       [ ]          Rule 12h-3(b)(2)(i)        [ ]
     Rule 12g-4(a)(2)(i)        [ ]          Rule 12h-3(b)(2)(ii)       [ ]
     Rule 12g-4(a)(2)(ii)       [ ]          Rule 15d-6                 [ ]
     Rule 12h-3(b)(1)(i)        [X]


Approximate number of holders of record as of the certification or notice date:
None*

* All of the securities listed above were cancelled in connection with the merger (the "Merger") of King Power International Group Co., Ltd with and into KP (Thailand) Company Limited, pursuant to the Agreement and Plan of Merger, dated October 29, 2001, as amended and restated as of May 16, 2003. The Merger was consummated on October 29, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, KING POWER INTERNATIONAL GROUP CO., LTD. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: October 30, 2003                   By: /s/ Vichai Raksriaksorn
                                             -----------------------------------
                                         Name:  Vichai Raksriaksorn
                                         Title: Group Chairman, CEO and Director